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                                                                   Exhibit 12.1

                               ALBERTSON'S, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 ($ in million)

     The following table sets forth the ratio of earnings to fixed charges for the periods indicated. Earnings consist of earnings from continuing operations before income taxes and fixed charges (excluding interest capitalized). Fixed charges consist of interest and the portion of rental expense deemed representative of the interest factor.

                                                                                                                       53 WEEKS
                                                                                52 WEEKS ENDED                           ENDED
                                                              -----------------------------------------------------   -----------
                                                              January 29,   January 30,   January 31,   February 1,   February 3,
                                                                 2004          2003          2002          2001          2000
                                                              -----------   -----------   -----------   -----------   -----------
Fixed Charges:
   Interest expense, including amortization of debt discount    $  413        $  415        $  434        $  394        $  351
   Interest capitalized during the period                           16            27            23            21            26
   Interest factor related to noncapitalized leases                138           138           134           133           120
                                                                ------        ------        ------        ------        ------
Total fixed charges                                             $  567        $  580        $  591        $  548        $  497
                                                                ======        ======        ======        ======        ======

Earnings from continuing operations before
   income taxes and cumulative effect of accounting change      $  906        $1,405        $  863        $1,243        $  846
Add: Fixed charges                                                 536           580           591           548           497
Add: Amortization of capitalized interest                           10             9             9             8             6
Add:  Undistributed (earnings) losses of less than
   50% owned entities, net of distributions received                (7)         --            --            --            --
Less:  Interest capitalized                                         16            27            23            21            26
                                                                ------        ------        ------        ------        ------
Total earnings before fixed charges                             $1,460        $1,967        $1,440        $1,778        $1,323
                                                                ======        ======        ======        ======        ======


Ratio of earnings to fixed charges                                2.57          3.39          2.44          3.24          2.66

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